UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2007

Commission File No. 0-29328

ADVANCED PROTEOME THERAPEUTICS CORPORATION
(Translation of registrant's name into English)

BioSquare, 650 Albany Street, Boston, MA 02118
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [  ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [  ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SUBMITTED HEREWITH

Exhibits

99.1	News Release dated July 11, 2007 – APC Grants Stock Options

99.2	News Release dated July 24, 2007 - Advanced Proteome Therapeutics Inc. meets Milestone Designed to Facilitate the Enhancement of Therapeutic Properties of Commercially Viable Proteins

99.3	Notice of Meeting and Record Date dated October 30, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED PROTEOME THERAPEUTICS CORPORATION

Date: November 16, 2007

/s/ Alexander (Allen) Krantz________________
Name: Alexander (Allen) Krantz
Title: President and Chief Executive Officer

ADVANCED PROTEOME THERAPEUTICS CORPORATION

NEWS RELEASE

APC Grants Stock Options

Vancouver B.C., July 11, 2007, Advanced Proteome Therapeutics Corporation (APC: TSX-V) (the “Company”) announces that, in accordance with the Company’s stock option plan, it has granted to certain of its directors and employees incentive stock options to purchase up to an aggregate of 370,000 common shares exercisable on or before July 10, 2012 at a price of $0.35 per share. The option grant is subject to board approval.

Advanced Proteome Therapeutics Inc. features a technology focused on the redevelopment and rapid commercialization of protein therapeutics and has established laboratory operations at the BioSquare Discovery and Innovation Center on the campus of the Boston University School of Medicine. The technology will be targeted initially for the creation of improved versions of suboptimal human protein pharmaceuticals with established markets. For further information about APC and APT Inc., contact Encompass Communications Inc. at 604.630.0770 or toll free at 877 566 6592.

ON BEHALF OF THE BOARD

Alexander (Allen) Krantz
President & CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

ADVANCED PROTEOME THERAPEUTICS CORPORATION

NEWS RELEASE

Advanced Proteome Therapeutics Inc. meets Milestone Designed to Facilitate the Enhancement of Therapeutic Properties of Commercially Viable Proteins

Vancouver, BC, July 24, 2007 Advanced Proteome Therapeutics Corporation (APC: TSX-V) wishes to announce that the Company has achieved its first milestone of synthesizing a large library of molecules that will be used for making specific connections to target proteins. The ability to site-specifically connect entities to therapeutic proteins is an important technological step for enabling enhancements in their therapeutic properties.

Delivery of protein therapeutics often requires frequent injections because of low activity or rapid clearance, thereby placing a burden on patients and caregivers. The ability to make attachments of entities that increase and prolong the activity of proteins, thus allowing reduced frequency of administration is regarded as key to improved therapeutic proteins.

APC’s’s kinetic labeling library is likely to represent an upper limit for screening proteins for site-specific attachments and is the largest library of its type prepared to date. It is noteworthy that despite its structural diversity and the large number of members that are parceled into each of several pools that can be individually tested, the library is stable and can be manipulated and stored conveniently. It contains many thousands of molecules of various shapes and sizes that are capable of connecting to a protein. The library matches the shapes of its members to complementary shapes on the protein surface and then initiates a bond or connection. The presence of sites on the protein surface that match up to individual members of the library and form specific connections can be revealed by sophisticated analytical techniques. Such sites provide a basis for the attachment of entities that have proven ability to enhance the therapeutic properties of proteins.

The Company has selected an initial target protein with an established market in the billion dollar range for calibrating and optimizing our screening protocol. Our initial focal point is the rapid and specific attachment of entities to commercially viable proteins that have the potential for improving their therapeutic properties. The current emphasis of our efforts is to demonstrate the power of the technology and its great speed relative to the competition in identifying promising drug-conjugates, through its universality, and rapid screening protocols that are conducted on the order of days.

The specific attachment of a defined entity to a target protein to create a new substance constitutes a new chemical entity (NCE). These NCEs can be protected for 17 years from the date that a patent is approved. Consequently, improvements in the properties of therapeutic proteins by chemical modification to yield NCE’s have potentially great commercial value because of their extended patent life.

Increasing competition, escalating development costs and high financial expectations put pressure on the biopharmaceutical industry to increase the size and value of their product portfolios. In response, pharmaceutical and biotechnology companies are constantly seeking ways to develop more new products and/or extend the life cycles of established products. Chemical modification strategies offer effective ways to extend product life cycles by enabling improved therapeutic value of current products through the development of NCEs that afford the prospects of speedy market acceptance, large market share and extended market lifetimes.

Innovative companies, such as APC, that are trying to generate NCE’s have two options before them. They can plan a clinical trial on their own while seeking regulatory approval, or license the NCE to another company. In the latter option, innovative companies can avoid the expensive and lengthy process of clinical trials, as the licensee company would be conducting further clinical trials and subsequently launching the drug. Companies adopting this model of business are often able to generate high margins as they can command a large one-time payment for the NCE in addition to entering into a revenue sharing agreement with the licensee company.

About APC.

Advanced Proteome Therapeutics Inc.has established operations at 650 Albany Street, Suite 113, X Building, BDIC, Boston, MA 02118 and has begun implementing its R&D plan through its subsidiary, Advanced Proteome Therapeutics Inc. APC’s primary corporate primary mission is to apply its proprietary drug delivery and drug redevelopment technologies to produce new, improved versions of therapeutic proteins and pioneer the emerging field of protein-site targeting. The market for therapeutic proteins is expected to surpass more than 50 Billion USD by the year 2010 and is the fastest growing segment of the pharmaceutical market. Future growth however depends largely on the industry overcoming a number of hurdles, including drug delivery challenges.

For further information about APC and APT Inc., contact Encompass Communications Inc. at 604.630.0770 or toll free at 877 566 6592.

ON BEHALF OF THE BOARD

Alexander (Allen) Krantz
President & CEO

Certain statements contained in this press release constitute forward-looking information within the meaning of applicable Canadian provincial securities legislation (collectively, "forward-looking statements"). These forward-looking statements relate to, among other things, our objectives, goals, targets, strategies, intentions, plans, beliefs, estimates and outlook, including, without limitation, our anticipated future operating results, and can, in some cases, be identified by the use of words such as "believe," "anticipate," "expect," "intend," "plan," "will," "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.

These statements reflect management's current beliefs and are based on information currently available to management. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things: APC’s early stage of development, lack of product revenues and history of operating losses, uncertainties related to clinical trials and product development, rapid technological change, uncertainties related to forecasts, competition, potential product liability, additional financing requirements and access to capital, unproven markets, supply of raw materials, income tax matters, management of growth, partnerships for development and commercialization of technology, effects of insurers' willingness to pay for products, system failures, dependence on key personnel, foreign currency risk, risks related to regulatory matters and risks related to intellectual property and other risks detailed from time to time in APC's filings with Canadian securities regulatory authorities, as well as APC's ability to anticipate and manage the risks associated with the foregoing. APC’s cautions that the foregoing list of important factors that may affect future results is not exhaustive. When relying on APC's forward-looking statements to make decisions with respect to APC, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

These risks and uncertainties should be considered carefully and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, APC cannot provide assurance that actual results will be consistent with these forward-looking statements. APC undertakes no obligation to update or revise any forward-looking statement.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Computershare Trust Company of Canada 510 Burrard Street, 3rd floor Vancouver, BC V6C 3B9 Tel: 604.661.9400 Fax: 604.661.9401

October 30, 2007

Dear Sirs:	All applicable Exchanges and Commissions

Subject:	ADVANCED PROTEOME THERAPEUTICS CORPORATION

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	: Annual General Meeting
2.	CUSIP/Class of Security entitled to receive notification	: 007628100/CA0076281009/COMMON
3.	CUSIP/Class of Security entitled to vote	: 007628100/CA0076281009/COMMON
4.	Record Date for Notice	: 03 Dec 2007
5.	Record date for Voting	: 03 Dec 2007
6.	Beneficial Ownership determination date	: 03 Dec 2007
7.	Meeting Date	: 14 Jan 2008
8.	Meeting Location	: TBA

Sincerely,

“Brian Kim”
Meeting Specialist
Client Services Department
Tel: 604.661.9400 Ext 4139
Fax: 604.661.9401